UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
      HERRON,     HAROLD     F.

       877 NORTH 8TH WEST
       RIVERTON,  WY   82501
    USA
2. Issuer Name and Ticker or Trading Symbol
       RUBY MINING COMPANY
       RUMC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
      MAY 31, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
     SECRETARY
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
    $.001 PAR VALUE COMMON ST|01/21/|J-4(|380               |D  |NIL        |20                 |D     |                           |
OCK                          |00    |a)  |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.001 PAR VALUE COMMON ST|09/07/|J-4(|11,000,000        |A  |NIL        |13,400,000         |I (c) |By USEG                    |
OCK                          |99    |b)  |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.001 PAR VALUE COMMON ST|01/21/|J-4(|12,730,000        |D  |NIL        |670,000            |I (c) |By USEG                    |
OCK                          |00    |a)  |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.001 PAR VALUE COMMON ST|05/31/|J-4(|2,994,027         |A  |NIL        |3,664,027          |I (c) |By USEG                    |
OCK                          |00    |b)  |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(a) The reported transaction is a result of a reverse stock split on a 1 for 20 basis. Reporting of this transaction is not required, however the Registrant has undertaken comprehensive reporting and desires to have all share ownership records consistent. This transaction is filed on a voluntary basis by the Reporting
Person.
(b)   Shares received as payment of debt.
(c) Consists of shares held by U.S. Energy Corp. ("USEG"), a majority shareholder of Ruby. The Reporting Person is an officer and director of both USEG and Ruby. The Reporting Person is not a controlling shareholder of USEG, and therefore the Reporting Person does not have a pecuniary interest in the Ruby shares held by USEG, under Rule 16a-1(a)(2)(iii). The Reporting Person disclaims beneficial and pecuniary interest in these shares.
NOTE:   Pursuant to SEC Rule 16a-1(a)(2), information on USEG is not required, however, Registrant has undertaken
             comprehensive disclosure and reports the Ruby shares held by USEG as indirectly owned by the Reporting Person.
SIGNATURE OF REPORTING PERSON
  /s/   HAROLD F. HERRON
DATE
   July 25, 2000